EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change April 15, 2016
Item 3	News Release The news release dated April 15, 2016 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On April 15, 2016, Pretivm announced that its Board of Directors had adopted a shareholder rights plan to replace the expired shareholder rights plan, subject to shareholder and TSX approval.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On April 15, 2016, Pretivm announced that its Board of Directors had adopted a shareholder rights plan (the “Plan”) to replace the expired shareholder rights plan, subject to shareholder and TSX approval.

The purpose of the Plan is to provide Pretivm’s Board of Directors and shareholders with sufficient time to fully consider any unsolicited take-over bid for the Company, to ensure that Pretivm’s Board of Directors has sufficient time to explore alternative transactions that would maximize value for shareholders, and to encourage the fair treatment of all Pretivm shareholders.

Shareholders will be asked to approve the Plan at the annual general and special meeting of shareholders to be held on May 12, 2016.  If ratified, the Plan will have an initial term which expires at the annual meeting of shareholders of the Company to be held in 2019, unless terminated earlier.

The adoption of the Plan is not in response to any specific proposal to acquire control of Pretivm, and Pretivm is not aware of a specific bid or contemplated bid by any particular company.

In order to implement the Plan, the Board of Directors has authorized the issuance of the rights to holders of Pretivm common shares outstanding on April 12, 2016 (the “Record Time”) at the rate of one right for each common share outstanding.  The rights will automatically attach to the common shares outstanding as of the Record Time and no further action will be required by shareholders.

Under the terms of the Plan, a “Permitted Bid” is a bid that is open for not less than 105 days and is made to all shareholders.  If, at the end of the 105 days, at least 50% of the outstanding common shares held by independent shareholders have been tendered to the bid, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 business days to allow other shareholders to tender.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 22nd day of April, 2016.